

April 28, 2022

J. Anthony Gallegos, Jr.
Chief Executive Officer
Independence Contract Drilling, Inc.
20475 State Highway 249, Suite 300
Houston, TX 77070

Re: Independence Contract Drilling, Inc.
Registration Statement on Form S-3
Filed April 13, 2022
File No. 333-264286

Dear Mr. Gallegos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed April 13, 2022

Description of Capital Stock, page 3

1.   We note your disclosure here that you had 31,617,005 shares outstanding as of April 12, 2022 is inconsistent with your disclosure on page 8 that you had 13,617,005 shares outstanding as of April 12, 2022. Please advise or revise.

Documents Incorporated by Reference, page 14

2.   Please revise this section to incorporate by reference your definitive proxy statement on Schedule 14A filed April 22, 2022. Refer to Item 12 of Form S-3.

General

3.   We note that you are registering the resale offering of up to 33,777,737 shares of common stock and that your selling stockholder table and the notes thereto indicate that such shares are comprised of 2,712,648 shares of common stock owned directly by the selling stockholders and 31,065,089 shares of common stock issuable upon conversion of the Notes. However, Exhibit 5.1 states that you are registering up to 33,777,737 shares of the Company's common stock of which 2,145,648 shares are issued and outstanding and up to 31,065,089 shares are issuable upon conversion of the Notes. Please advise or revise.

4.   We note you are registering the resale of 31,065,089 shares of common stock issuable upon conversion of the Notes. We further note that you have filed a definitive proxy statement seeking, in part, shareholder approval for the issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance with Section 312.03 of the NYSE Listed Company Manual (the "Share Issuance Proposal"). Please revise your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock being registered hereby is subject to shareholder approval. If applicable, please include risk factor disclosure discussing relevant risks, including any consequences to investors in this offering if the Share Issuance Proposal is not approved.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: David Buck, Esq.